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                                                                   Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


             Vivendi Universal Calls USAi's Lawsuit "Without Merit"


Paris, April 17, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) confirmed today that USA Interactive has filed a lawsuit arising out of the transaction between Vivendi Universal and USA Interactive that resulted in the formation of Vivendi Universal Entertainment LLLP on May 7, 2002. The company stated the following:

"Vivendi Universal is confident that USAi's position is without merit. This dispute has been ongoing, has been fully disclosed in numerous public filings and represents nothing new."

"Since Vivendi Universal Entertainment declined to make any tax distribution in respect of taxable income allocated to USA Interactive's preferred interests at the end of 2002, we were not surprised that they brought this lawsuit. As with the Liberty Media lawsuit filed two weeks ago, the USAi lawsuit was filed to gain leverage in the negotiations regarding our asset disposal program which has generated significant interest."

"This lawsuit will not interfere with our asset disposal program. Vivendi Universal continues to focus on returning to an investment grade credit profile during the first half of 2004 by continuing to reduce the company's leverage."

Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that certain disposals will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will not be able to obtain a rating as investment grade as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at <www.sec.gov>) or directly from Vivendi Universal.

CONTACTS:

Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086

New York
Anita Larsen
(1) 212.572.1118